EXHIBIT 2

Ancillary Purchase Agreement

Concurrent with this letter (the "Agreement"), Dennis J. Stevermer ("Buyer") is entering into a Stock Purchase Agreement ("Stock Agreement") with J. Russell Duncan and Mimi G. Duncan. In connection therewith, Buyer offers this Agreement to purchase all of your outstanding shares of Class A common stock (6,666 shares, the "Shares"), coupled with and conditioned on a mandatory surrender of your stock options to purchase Class A common stock (exercisable to purchase 107,500 shares total, the "Options"), in Milastar Corporation ("Milastar"). By executing this Agreement and returning a copy to Buyer, you agree to the sale of your Shares and to surrender your Options as further described in and subject to the terms and conditions set forth herein.

1. Purchase of LHD Shares. You agree to sell, assign, and transfer to Buyer, and Buyer hereby agrees to purchase and acquire from you, as of the closing of the Stock Agreement (the "Closing"), the Shares, which constitute 6,666 shares of Class A common stock of Milastar. At the closing, you shall deliver to Buyer a certificate or certificates representing the Shares in their entirety, along with stock powers fully transferring the Shares to Buyer.

2. Surrender of Options. As additional consideration for Buyer's payment described in Section 3 below, at the Closing, you shall surrender to Milastar, for no additional consideration, the Options, which consist of options to purchase up to 107, 500 shares of Milastar Class A common stock.

3. Purchase Price. In full consideration of your sale, assignment, and transfer of the Shares to Buyer under Section 1, and in full consideration of your surrender of the Options as described in Section 2, Buyer will pay to you Fourteen Thousand and no/100 Dollars ($14,000.00) in cash (via wire transfer or cashier's check, at Buyer's option), payable to Lance H. Duncan, at the Closing.

4. Resignation. At the Closing, you agree to resign all positions, including your employment, which is at will, that you presently hold with Milastar, including but not limited to your Secretary and Director positions. Such resignation shall occur immediately upon Closing, and you agree that you are not entitled to, and shall not make any claims for, any further consideration (including any severance amounts) with respect to such termination form Buyer or any other party, including Milastar.

5. Representations and Warranties. You make the following representations and warranties now and as of the Closing:

(a) Title, Transferability. You are the sole owner of the Shares and the Options, and the Shares and Options which are being sold and surrendered, respectively, pursuant to this Agreement are free and clear of any claims, liens, encumbrances or other restrictions that would in any way impair or affect your right to effectively sell or transfer such Shares to Buyer and surrender the Options to Milastar. No party has the right to purchase, redeem, rescind, or otherwise revoke or call the Shares or Options under any circumstance. The Shares and Options represent your entire interest, equity or otherwise, in Milastar.

(b) No Conflicts. There are no approvals, clearances or consents of any governmental authorities or third parties required to be procured by you or any other person or entity in connection with the transactions contemplated by this Agreement. Consummation of the transactions contemplated hereunder will not cause breach of any contract between either (i) you and Milastar; or (ii) you or Milastar and any third party, and will not give Milastar or any third party the right to modify, rescind, terminate, accelerate, or otherwise alter any contract existing between the third party and any of you or Milastar.

6. Conditioned on Closing of Stock Agreement. You and Buyer both agree and acknowledge that this Agreement is entirely conditioned upon the successful closing of the Stock Agreement in accordance with its terms, including the purchase by Buyer of the Sale Shares (as defined in the Stock Agreement). In the event the Stock Agreement does not close for any reason (including, but not limited to, failure to sell the Sale Shares thereunder), both you and Buyer agree that this Agreement shall be terminated, void, and of no further effect, with no obligation owed by, or liability of, either party hereto.

7. Signatures. If you are in agreement with the foregoing, please so indicate by signing in the space provided below and returning one copy of this letter which is enclosed herewith.

/s/ Dennis J. Stevermer

Dennis J. Stevermer

AGREED TO AND

ACCEPTED BY:

/s/ Lance H. Duncan Date: June 23, 2005

Lance H. Duncan